
April 6, 2021

Benjamin Kaplan
President
20/20 Global, Inc.
18851 NE 29th Avenue, Suite 700
Aventura, FL 33180

> **Re: 20/20 Global, Inc.**
> **Form 8-K**
> **Filed January 20, 2021**
> **File No. 000-56022**

Dear Mr. Kaplan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jonathan Leinwand, Esq.